SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             Openwave Systems, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    683718308
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                              Birmingham, AL 35244
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2006
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,684,950

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,684,950

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,684,950

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON*

     CO
CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,684,950

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,684,950

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,684,950

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,684,950

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,684,950

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,684,950

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,315,050

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,315,050

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,315,050

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.5%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,315,050

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,315,050

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,315,050

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,315,050

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,315,050

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,315,050

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   683718308
            ---------------------

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Openwave Systems, Inc., a Delaware corporation (the "Issuer"), Common Stock (the "Shares").

     The principal executive offices of Issuer are located at 2100 Seaport Boulevard, Redwood City, California 94063.

-----------------------------------------------------------------------------
Item 2.  Identity and Background

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert , a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund,
Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Harbinger Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

(d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Harbinger Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

-----------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 7,684,950 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 7,684,950 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 7,684,950 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 2,315,050 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 2,315,050 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 2,315,050 Shares.

As of the date hereof HMC may be deemed to beneficially own 10,000,000 Shares.

As of the date hereof Mr. Falcone may be deemed to beneficially own 10,000,000 Shares.

As of the date hereof Mr. Harbert may be deemed to beneficially own 10,000,000 Shares.

As of the date hereof Mr. Luce may be deemed to beneficially own 10,000,000 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

-----------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     On December 27, 2006, the Master Fund and the Special Fund filed preliminary proxy material (the "Proxy") with the Securities and Exchange Commission (the "SEC"), attached as Exhibit C hereto. The Proxy will be furnished by the Master Fund, the Special Fund, James L. Zucco ("Mr. Zucco") and Andrew J. Breen ("Mr. Breen") to the stockholders (the "Stockholders") of Openwave Systems, Inc. (the "Company") in connection with the solicitation by the Master Fund, the Special Fund, Mr. Zucco and Mr. Breen of proxies to be voted at the Issuer's 2006 Annual Meeting of Stockholders (the "Annual Meeting"). The Annual Meeting will be held on Wednesday, January 17, 2007 at 8:30 a.m. PST at the Issuer's offices located at 2100 Seaport Boulevard, Redwood City, California 94063.

     The Master Fund, the Special Fund and Messrs. Zucco and Breen will be soliciting proxies from Stockholders in order to elect Mr. Zucco and Mr. Breen to the Board of Directors of the Issuer (the "Board") as Class III directors at the Annual Meeting. Also on December 27, 2006, the Master Fund and the Special Fund delivered a letter to the Issuer requesting, pursuant to Section 220 of the Delaware General Corporation Law, a complete list of the Issuer's stockholders and other corporate records in order to allow the Reporting Persons to communicate with the Issuer's stockholders. A copy of this letter is attached hereto as Exhibit E and is incorporated herein by reference.

     Mr. Zucco and Mr. Breen have a wealth of experience in both the software and telecommunications industries and both the Master Fund and the Special Fund are confident they can help the Board develop and implement plans to address the issues the Issuer is facing. The Proxy includes certain recommendations the Master Fund, the Special Fund, Mr. Zucco and Mr. Breen would propose to the
Board  if  Mr.   Zucco  and  Mr.   Breen  are  elected  as   directors.  These
recommendations include (i) establishing a unified and focused vision for the Issuer's overall product offering with the Issuer's most strategic core products; (ii) phasing-out non-performing product lines to reduce costs; (iii) immediately reducing quarterly operating expenses to approximately $50 million and (iv) immediately commencing a significant share repurchase program.

     The Shares held by the Harbinger Reporting Persons were acquired in the ordinary course of business or investment activities, as the case may be. The Harbinger Reporting Persons reserve their rights to sell, transfer or otherwise dispose of the Shares or acquire additional Shares.

     SOLICITATIONS FOR PROXIES WILL ONLY BE MADE BY WAY OF A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY. SHAREHOLDERS ARE ADVISED TO READ ANY PROXY STATEMENT OR OTHER DOCUMENTS RELATED TO A SOLICITATION OF PROXY THAT MAY BE MADE BY THE REPORTING PERSONS. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF THE ISSUER AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

---------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 7,684,950 Shares, constituting 8.1% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,684,950 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,684,950 Shares.

     (a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 7,684,950 Shares, constituting 8.1% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,684,950 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,684,950 Shares. Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 7,684,950 Shares, constituting 8.1% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,684,950 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,684,950 Shares. HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 2,315,050 Shares, constituting 2.5% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,315,050 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,315,050 Shares. The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 2,315,050 Shares, constituting 2.5% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,315,050 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,315,050 Shares. HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 2,315,050 Shares, constituting 2.5% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,315,050 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,315,050 Shares. HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 10,000,000 Shares, constituting 10.6% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,000,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,000,000 Shares. HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 10,000,000 Shares, constituting 10.6% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,000,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,000,000 Shares. Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     (a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 10,000,000 Shares, constituting 10.6% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,000,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,000,000 Shares. Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     (a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 10,000,000 Shares, constituting 10.6% of the Shares of the Issuer, based upon 94,612,874 Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,000,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,000,000 Shares. Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.


-----------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Breen and his partner, Sanford Cohen, at Treyex, LLC ("Treyex") will provide consulting services to the Master Fund and the Special Fund under a consulting agreement, which is attached as Exhibit D hereto. Under this consulting agreement, there is no stated termination date, but may be terminated by either party. For the Master Fund's and the Special Fund's investment in the Issuer, Treyex is entitled to a success fee based upon the following terms:

     o If the price of the Shares rises during the term of the consulting agreement by 20%, Treyex shall be entitled to a fee of 2.4% of the profits made by the Master Fund and the Special Fund on their investments.

     o For each additional 1% increase in the price of the Shares during the term of the consulting agreement, Treyex shall be entitled to an additional 0.02% of the profits made by the Master Fund and the Special Fund. All prior monthly retainer payments (including such payments made under the previous agreement among the Master Fund, the Special Fund and Treyex) shall be credited against the success fee.

     o The success fee is payable only if there is a realization of at least a 20% profit upon the sale by the Master Fund and the Special Fund of their entire positions of the Shares.

     o Treyex's right to receive success fee payments is further contingent upon Mr. Breen being available to serve on the Board; as well as Treyex (a) helping to find additional strategic and financial investors in the Issuer; (b) identifying potential candidates for senior management positions that may become available; (c) helping the Issuer execute its business plans and (d) implementing any other reasonable request made by the Master Fund or the Special Fund.

     o The success fee will be calculated based on the lowest entry price paid by the Master Fund and the Special Fund for the Shares.

     o If the Master Fund and the Special Fund return to passive-investor status with respect to its ownership of the Shares, Treyex will be entitled to the success fee only if the Master Fund and the Special Fund sell their entire position of the Shares for at least a 20% profit within 90 days of returning to such a passive-investor status. The Master Fund and the Special Fund will promptly notify Treyex in writing of becoming a passive investor. If the Master Fund and the Special Fund return to passive-investor status, the Success Fee contingencies in the fourth bullet will no longer apply.

     o If, after returning to passive-investor status with respect to its ownership of the Shares, the Master Fund and the Special Fund sell their entire position of the Shares after 90 days for any profit, Treyex shall be entitled to an additional fee. Such additional fee shall be calculated by (x) totaling the retainer fees paid to date and
          (y) multiplying such total by the percentage of profit.

     o If Treyex terminates the consulting agreement, the Master Fund and the Special Fund will have no obligation to pay the success fee; however, if the Master Fund and the Special Fund terminate the consulting agreement, the success fee provisions will survive and remain payable upon the sale by the Master Fund and the Special Fund of their entire positions of the Shares.

     o For purposes of this consulting agreement, profit shall mean realized gain, net of all expenses incurred by the Master Fund and the Special Fund, including, but not limited to, normal brokerage commissions and extraordinary fees associated with this proxy solicitation by the Master Fund and the Special Fund. ? For purposes of the consulting agreement, passive-investor status shall mean when the Master Fund and the Special Fund no longer actively seek to influence or change management or other elements of the operation of Openwave's business. As long as Mr. Breen is on the board of directors of Openwave, the Master Fund and the Special Fund will not change their status to that of a passive investor.

-----------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Schedule of Transactions in the Shares of the Issuer during the past sixty days or since the most  recent  filing on Schedule
            13D.
Exhibit C:  Proxy Material filed with the SEC on December 27, 2006.
Exhibit D:  Consulting Agreement
Exhibit E:  220 Demand Letter

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.*

By: /s/ Joel B. Piassick
------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC - New York, Inc.*

By: /s/ Joel B. Piassick
-------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
------------------------

/s/ Philip Falcone*
------------------------
Philip Falcone*

/s/ Raymond J. Harbert*
------------------------
Raymond J. Harbert*

/s/ Michael D. Luce*
------------------------
Michael D. Luce*


December 27, 2006

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated December 27, 2006 relating to the Common Stock of Openwave Systems Inc. shall be filed on behalf of the undersigned.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.*

By: /s/ Joel B. Piassick
------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC - New York, Inc.*

By: /s/ Joel B. Piassick
-------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
------------------------

/s/ Philip Falcone*
------------------------
Philip Falcone

/s/ Raymond J. Harbert*
------------------------
Raymond J. Harbert

/s/ Michael D. Luce*
------------------------
Michael D. Luce


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                    Exhibit B

                        Transactions in the Common Stock
                        --------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                Number of Shares             Price per Share
     Transaction              Purchase/(Sold)
       10/27/06                   350,000                        8.71
       10/30/06                    57,089                        8.47
       10/31/06                   270,051                        8.61
       12/4/06                    166,750                        8.85
       12/5/06                     48,600                        9.15

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                Number of Shares             Price per Share
     Transaction              Purchase/(Sold)
       12/4/06                     83,250                        8.85
       12/5/06                     24,260                        9.15


SK 03773 0003 734327